EXHIBIT 12

FIRSTENERGY CORP.
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
	2015	2014
	(Dollars in millions)
EARNINGS AS DEFINED IN REGULATION S-K:
Income from continuing operations	$222	$122
Interest and other charges, before reduction for amounts capitalized and deferred	279	265
Capitalized interest	(18)	(22)
Provision for income taxes	144	48
Interest element of rentals charged to income (1)	20	24
Earnings as defined	$647	$437

FIXED CHARGES AS DEFINED IN REGULATION S-K:
Interest before reduction for amounts capitalized and deferred	$279	$265
Interest element of rentals charged to income (1)	20	24
Fixed charges as defined	$299	$289

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES	2.16	1.51

(1)	Includes the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest element can be determined.

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